# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maplebear Inc., CIK 0001579091
CUSIP: 565394103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 50 Beale Street, Suite 600, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0001607841
Persons authorized to receive notices and communications: Jung Yeon Son, 2800 Sand Hill Road, Suite 101, Menlo Park, California (CA), 94025, (650) 854-3927

## Reporting persons
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS, L.P. ("SC GGF III") (CIK 0001740907): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 351,374; sole dispositive power 0; shared dispositive power 351,374; aggregate amount beneficially owned 351,374 (0.2% of the class)
  Comment: Row 13. Based on a total of 231,500,067 shares of common stock as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.
- SEQUOIA CAPITAL US/E EXPANSION FUND I, L.P. ("SC US/E EXPANSION FUND I") (CIK 0001920675): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (0.4% of the class)
  Comment: Row 13. Based on a total of 231,500,067 shares of common stock as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.
- SEQUOIA CAPITAL US/E EXPANSION FUND I MANAGEMENT, L.P. ("SC US/E EXPANSION FUND I MGMT") (CIK 0001920709): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 3,150,331; sole dispositive power 0; shared dispositive power 3,150,331; aggregate amount beneficially owned 3,150,331 (1.4% of the class)
  Comment: Row 8, 10 and 11. Includes 2,150,331 shares directly owned by SC US/E EXPANSION FUND I MGMT and 1,000,000 shares directly owned by SC US/E EXPANSION FUND I. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT.
  
  Row 13. Based on a total of 231,500,067 shares of common stock as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.
- SCGGF III - U.S./INDIA MANAGEMENT, L.P. ("SCGGF III - U.S./INDIA MANAGEMENT") (CIK 0001836399): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,217,532; sole dispositive power 0; shared dispositive power 1,217,532; aggregate amount beneficially owned 1,217,532 (0.5% of the class)
  Comment: Row 13. Based on a total of 231,500,067 shares of common stock as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS MANAGEMENT, L.P. ("SC GGF III MGMT") (CIK 0001767303): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 351,374; sole dispositive power 0; shared dispositive power 351,374; aggregate amount beneficially owned 351,374 (0.2% of the class)
  Comment: Row 8, 10 and 11. Includes 351,374 shares directly owned by SC GGF III. The general partner of SC GGF III is SC GGF III MGMT.
  
  Row 13. Based on a total of 231,500,067 shares of common stock as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP") (CIK 0001918157): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,184,747; sole dispositive power 0; shared dispositive power 2,184,747; aggregate amount beneficially owned 2,184,747 (0.9% of the class)
  Comment: Row 13. Based on a total of 231,500,067 shares of common stock as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.
- SEQUOIA CAPITAL FUND, L.P. ("SCF") (CIK 0001906948): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 15,007,977; sole dispositive power 0; shared dispositive power 15,007,977; aggregate amount beneficially owned 15,007,977 (6.5% of the class)
  Comment: Row 13. Based on a total of 231,500,067 shares of common stock as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT") (CIK 0001913045): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,192,724; sole dispositive power 0; shared dispositive power 17,192,724; aggregate amount beneficially owned 17,192,724 (7.4% of the class)
  Comment: Row 8, 10 and 11. Includes 2,184,747 shares directly owned by SCFP and 15,007,977 shares directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
  
  Row 13. Based on a total of 231,500,067 shares of common stock as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.
- SC US (TTGP), LTD. ("SC US (TTGP)") (CIK 0001607841): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 21,911,961; sole dispositive power 0; shared dispositive power 21,911,961; aggregate amount beneficially owned 21,911,961 (9.5% of the class)
  Comment: Row 8, 10 and 11. Includes 1,217,532 shares directly owned by SCGGF III - U.S./INDIA MANAGEMENT, 351,374 shares directly owned by SC GGF III, 1,000,000 shares directly owned by SC US/E EXPANSION FUND I, 2,150,331 shares directly owned by SC US/E EXPANSION FUND I MGMT, 2,184,747 shares directly owned by SCFP and 15,007,977 shares directly owned by SCF. The general partner of SC GGF III is SC GGF III MGMT. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT. The General Partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. SC US TTGP is the General Partner of SCGGF III- U.S./INDIA MANAGEMENT, SC GGF III MGMT, SC US/E EXPANSION FUND I MGMT and SEQUOIA CAPITAL FUND MANAGEMENT.
  
  Row 13. Based on a total of 231,500,067 shares of common stock as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Maplebear Inc.
Address of issuer's principal executive offices: 50 Beale Street, Suite 600, San Francisco, California (CA), 94105
Comment:
EXPLANATORY NOTE

Except as set forth in this Amendment No. 8, the initial Schedule 13D that was filed on February 27, 2024, as amended by Amendment No. 1 thereto on August 13, 2024 ("Amendment No. 1"), Amendment No. 2 thereto on August 28, 2024 ("Amendment No. 2"), Amendment No. 3 thereto on September 4, 2024 ("Amendment No. 3"), Amendment No. 4 thereto on September 9, 2024 ("Amendment No. 4"), Amendment No. 5 thereto on November 21, 2024 ("Amendment No. 5"), Amendment No. 6 thereto on June 3, 2025 ("Amendment No. 6") and Amendment No. 7 thereto on May 11, 2026 ("Amendment No. 7" and collectively, with the initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the "Original 13D") remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

The Reporting Persons are filing this Amendment No. 8 to reflect a pro rata in-kind shares distribution of Common Stock of the Company to partners or members for no consideration by SCF and SCFP and subsequent distributions by general partners or managing members to their respective partners or members.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) and (c) of Item 5 of the Original 13D are hereby amended and restated in their entirety as follows:

The aggregate number of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Common Stock in this Statement are based upon the 231,500,067 shares of Common Stock stated to be outstanding as of July 31, 2026, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026. The Reporting Persons may be deemed to beneficially own an aggregate of 21,911,961 shares of Common Stock, which constitutes approximately 9.5% of the Company's Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC GGF III beneficially owns 351,374 shares of Common Stock, which represents approximately 0.2% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US/E Expansion Fund I beneficially owns 1,000,000 shares of Common Stock, which represents approximately 0.4% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US/E Expansion Fund I MGMT, as the general partner of SC US/E Expansion Fund I, may be deemed to beneficially own an aggregate of 3,150,331 shares of Common Stock, comprised of 2,150,331 shares of Common Stock directly owned by SC US/E Expansion Fund I MGMT and 1,000,000 shares of Common Stock directly owned by SC US/E Expansion Fund I, which represents approximately 1.4% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCGGF III - U.S./India Management beneficially owns 1,217,532 shares of Common Stock, which represents approximately 0.5% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III MGMT, as the general partner of SC GGF III, may be deemed to beneficially own an aggregate of 351,374 shares of Common Stock, which represents approximately 0.2% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCFP beneficially owns 2,184,747 shares of Common Stock, which represents approximately 0.9% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCF beneficially owns 15,007,977 shares of Common Stock, which represents approximately 6.5% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital Fund Management, as the general partner of SCF and manager of SCFP, may be deemed to beneficially own an aggregate of 17,192,724 shares of Common Stock, which represents approximately 7.4% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of SCGGF III - U.S./India Management, SC GGF III MGMT, SC US/E Expansion Fund I MGMT and Sequoia Capital Fund Management, may be deemed to beneficially own an aggregate of 21,911,961 shares of Common Stock, which represents approximately 9.5% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days: Except as described in this Item 5(c), the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days. The changes in beneficial ownership reflected in Item 5(a) are due to a pro rata in-kind distribution of shares of Common Stock of the Company by SCF and SCFP to partners or members for no consideration, which occurred on August 10, 2026.

## Signatures
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS, L.P. ("SC GGF III"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (08/12/2026)
- SEQUOIA CAPITAL US/E EXPANSION FUND I, L.P. ("SC US/E EXPANSION FUND I"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (08/12/2026)
- SEQUOIA CAPITAL US/E EXPANSION FUND I MANAGEMENT, L.P. ("SC US/E EXPANSION FUND I MGMT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (08/12/2026)
- SCGGF III - U.S./INDIA MANAGEMENT, L.P. ("SCGGF III - U.S./INDIA MANAGEMENT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (08/12/2026)
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS MANAGEMENT, L.P. ("SC GGF III MGMT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (08/12/2026)
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (08/12/2026)
- SEQUOIA CAPITAL FUND, L.P. ("SCF"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (08/12/2026)
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (08/12/2026)
- SC US (TTGP), LTD. ("SC US (TTGP)"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (08/12/2026)